July 12, 2018

Alexander J. Lurie
Chief Executive Officer
SVMK Inc.
One Curiosity Way
San Mateo, CA 94403

       Re: SVMK Inc.
           Draft Registration Statement on Form S-1
           Submitted June 15, 2018
           CIK No. 0001739936

Dear Mr. Lurie:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 15, 2018

Prospectus Summary
Overview, page 1

1. You state that you have attracted an aggregate of approximately 58 million registered users since your founding. Please clarify whether this figure includes inactive registered users.
2. You refer to 15 million active users and more than 200,000 organizational domains throughout the filing. Please revise to explain how you define each of these measures.
       Disclose the number of active users, organizational domains, and paying users for each
 Alexander J. Lurie
FirstName LastNameAlexander J. Lurie
SVMK Inc.
Comapany NameSVMK Inc.
July 12, 2018
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         period presented to provide further context to these measures. If available, please provide more granular information such as quarterly or monthly activity for active users as opposed to activity "within the past year."
3. Clarify the extent to which you have a presence in the "99% of the Fortune 500"
         companies in which you have paying users. In addition, explain the statement on your website that you are "[t]rusted by 40 million customers around the world."
The Offering, page 11

4. Please tell us why the 3,065,172 of performance-based RSUs that will vest upon effectiveness of the offering are not included in the number of shares outstanding after the offering, or revise.
Summary Consolidated Financial and Other Data
Non-GAAP Financial Measures, page 15

5. Please disclose the corresponding GAAP measure related to free cash flow with equal or greater prominence both here and on page 63. Refer to Item 10(e)(1)(i)(A) of Regulation
         S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
         Also, you state on page 71 that free cash flow is important because it measures the amount of cash you spend or generate and reflects changes in your working capital. As this information would be captured in your GAAP measure of cash flows from operations, please revise to clarify how free cash flow provides useful information to
         investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
6. Please revise the title of your non-GAAP measure, product revenue, so that it is not confusingly similar to titles or descriptions used for GAAP financial measures. Refer to
         Item 10(e)(1)(ii)(E) of Regulation S-K.
7. We note that the calculation of average revenue per user (ARPU) is based on product revenue, a non-GAAP measure. Please revise to identify this as a non-GAAP measure and provide the applicable disclosures as required by Item 10(e)(1)(i) of Regulation S-K.
         Also, clarify whether ARPU includes users of the non-self-serve portion of
         SurveyMonkey Audience.
Risk Factors
Our debt service requirements and restrictive covenants limit our ability . . .., page 46

8. Please revise to address the risks associated with the fact that your existing credit facility is guaranteed by certain of your subsidiaries and secured by liens on substantially all your assets and such subsidiaries.
 Alexander J. Lurie
FirstName LastNameAlexander J. Lurie
SVMK Inc.
Comapany NameSVMK Inc.
July 12, 2018
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Selected Consolidated Financial and Other Data
Key Business Metrics, page 62

9. In your risk factor disclosure on page 17, you indicate that you do not track the retention rates of your individual active users. However, we note your disclosure on page 68, which states that over 75% of your revenue was from individuals and organizations that were customers in 2016. Please tell us whether you monitor retention of paying users, organizational domains or revenue. If so, revise to disclose any retention metrics used for each period presented. Refer to Item 303(a)(3) of Regulation S-K and
Section III.B.1 of
         SEC Release No. 33-8350.
10. You state that your growth strategy is focused on converting unpaid users to paying users, upselling organizations to SurveyMonkey Enterprise plans, and cross-selling purpose-built solutions to organizations. Please revise to explain how you measure the extent to which you convert free users to paid users, upsell to Enterprise plans, or cross-sell purpose-built solutions and describe any known material trends in such measures.
11. You state on page 17 that the actual number of unique paying users is lower than you report. Please revise to clarify whether your other user metrics, such as registered and active users, may also count single users multiple times. Also, tell us whether you are able to monitor the extent to which your users are counted more than once and, if so, provide us with the actual number of unique users for each period presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 65

12. Please tell us and disclose the amount of revenue related to Enterprise plans and the number of Enterprise plan customers or organizations for each period presented. Refer to
         Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.
13. Please address any known trends or uncertainties related to your focus on upselling organizations to the Enterprise subscription plan, expanding deployments, and cross-
         selling organizational users to purpose-built solutions. Specifically address the impact on revenue, cost of revenue, operating expenses, and ARPU as you pursue this sales strategy. In this regard, we note your disclosure on page 17 that you may encounter greater pricing pressure and longer and more expensive sales cycles for Enterprise customers.
14. We note that some of your pre-existing plans appear to provide advanced team-based features. Please explain how and the extent to which your customers have historically used team-based capabilities within your Advantage and Premier subscription plans. Disclose any risks and challenges that you anticipate with regard to upselling such customers to your Enterprise plan.
 Alexander J. Lurie
FirstName LastNameAlexander J. Lurie
SVMK Inc.
Comapany NameSVMK Inc.
July 12, 2018
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Comparison of the Years Ended December 31, 2016 and 2017
Revenue and Cost of Revenues, page 80

15. You disclose that revenues increased primarily due to an increase in ARPU as well as an increase in the number of paying users. Please separately quantify the impact on revenues attributable to the increase in ARPU and the increase in paying users. Similar revisions should be made to your interim results of operations discussion. Refer to Item
         303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
16. Please separately quantify the impact on revenues attributable to existing customers and new customers for each period presented, or explain why you do not believe this information is important to investors given your focus on converting unpaid users and upselling existing paid users.
17. You state that the increase in ARPU was largely driven by a change to your individual user plans in 2017 that offered paying users new plans with more functionality at higher price points. Please clarify whether customers were required to renew their subscriptions at higher price points. If so, revise to discuss any known material trends and uncertainties that may impact your revenues should similar prices increases not occur in the future.
Internal Control Over Financial Reporting, page 89

18. You state that you have addressed the material weakness in your internal control over financial reporting by enhancing the expertise of your finance and accounting staff and updating your accounting policy. Please clarify whether you believe the material weakness has been remediated. To the extent you continue to address this weakness, please include a discussion of any additional remediation plans, including the costs necessary to implement such plans, if material.
Certain Relationships and Related Party Transactions
Fourth Amended and Restated Stockholders Agreement, as Amended, page 137

19. Please identify the holders of your capital stock as well as the directors who are affiliated with such holders pursuant to Item 404(a)(1) of Regulation S-K. Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page F-10

20. Please revise to include the amount of revenue recognized in each year presented that was included in deferred revenue as of the beginning of each respective period. Refer to ASC
         606-10-50-8.
21. We note that you generate revenue from a wide range of purpose-built solutions. Please tell us the nature of the purpose-built subscription services and the timeframe over which
 Alexander J. Lurie
FirstName LastNameAlexander J. Lurie
SVMK Inc.
Comapany NameSVMK Inc.
July 12, 2018
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         they are provided. Clarify whether these subscriptions are considered separate performance obligations from the subscriptions to the survey platform. If accounted for separately, tell us when revenue is recognized. Refer to ASC 606-10-25-19 and 25-23 and
         ASC 606-10-50-12.
Concentration of Credit Risk, page F-14

22. We note that you treat multiple users within a single organization as separate paying users for your key metrics disclosures. Please revise to define a customer for purposes of your concentration of credit risk disclosure. Refer to ASC 280-10-50-42.
Note 7. Mandatorily Redeemable Convertible Preferred Stock, Stockholders' Equity and
Employee Benefit Plans
Fair Value of Stock Options, page F-26

23. Please revise to provide the weighted average estimated fair value or a range of the estimated per share value of the underlying common stock used to determine the fair value of your stock option grants. Refer to ASC 718-10-50-2(f)(2).
Note 14. Subsequent Events, page F-38

24. Please provide us with a breakdown of all stock-based compensation awards granted during fiscal 2017 and to date in 2018 and include the fair value of the underlying common stock used to value such awards at each grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, please disclose any stock-based compensation awards granted subsequent to March 31, 2018, including the expected financial statement impact, if material. Refer to ASC 855-10-45-4.
General

25.      We note that your prospectus includes graphical materials and artwork.
Please
         supplementally provide us with copies of any additional graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
26. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Alexander J. Lurie
SVMK Inc.
July 12, 2018
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       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 at if you have questions regarding comments on the financial statements and related matters. Please contact Bernard
Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



FirstName LastNameAlexander J. Lurie                      Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameSVMK Inc.
                                                          and Services
July 12, 2018 Page 6
cc:       Rezwan D. Pavri
FirstName LastName